





INVESTOR NEWS UPDATE

investorLink™

July 24 • 2003

Satyam
What Business Demands.

Dear Investor,

I am pleased to inform you that revenue for the quarter at Rs.559.65 crore (US$ 118.92 m) represents a 3.94% (5.55% in US$ terms) sequential growth and exceeds the higher end of our guidance. This growth coupled with decreases in administrative expenses has enabled us to achieve an EPS of Rs.3.86 in line with guidance. The achievement of EPS is despite the negative effect of a 0.7% appreciation in the rupee compared to the guidance assumptions. The net addition to our manpower at 833 in the quarter was the highest in the last ten quarters.

An encouraging feature of the revenue growth has been its dispersion across verticals, both established and nascent, as well as technology segments and all geographic regions. Manufacturing sector among verticals and packaged software implementation among services emerged stronger.

Based on this broadbased revenue momentum and the increased opportunities we see in the market, we are increasing our revenue growth guidance (in US$ terms) for the year. This would now be 18% to 20% up from 15% to 17% stated earlier. On the EPS front, we retain the earlier guidance of Rs.15.65 to Rs.16.00, on account of anticipated revenue growth and cost efficiencies. This is despite continuing pressure on prices and margins as also the strong rupee factor.

The revision of guidance upwards is by no means an indication of the lack of challenges in the environment.The continuing economic uncertainty in our major markets coupled with rising trend of non-tariff barriers does impose challenges on us. Managing human resource costs in a flat to declining pricing regime and enhanced competition for quality resources continues to be a daunting task.

However, the fact that offshore is accepted as a strategic imperative by more organizations today than ever before is translating into a healthy pipeline in terms of opportunities. Customers expectations are now manifold. Significant amongst these are higher value for money spent, end to end solution capability with a global footprint, partnership approach, stability, scale and reliability. We believe that we have all these and the requisite process orientation and necessary leadership bandwidth. Today, Satyam is the youngest among twenty or so leading global IT services players to have a manpower strength of over 10000.

Besides growth from existing operations, we are in active pursuit of inorganic opportunities for expansion.

We have entered into an agreement with two global investors for their investing US$ 20 million in Nipuna, our BPO subsidiary. We are very happy to bring in high calibre investors in Nipuna to further the company's plans for growth and development. The investment will allow Nipuna to access the global relationship network of the new investors.

I am happy to share with you that Satyam featured amongst the 16 Best Managed Companies in India in a study conducted by Business Today and A.T.Kearney.

In conclusion, we believe that the various initiatives taken by us will substantially enhance our ability to create compelling value for all stakeholders.

B. Ramalinga Raju

Q1 highlights

FOR THE QUARTER ENDED JUNE 30, 2003

- Total income for Q1 up 20.97% yoy while net profit has increased by 12.03% yoy
- Sequential growth of 3.94% (5.55% in US$ terms) in income from software services over the quarter ended March 31,2003
- New customer wins were 22
- Net manpower addition was 833

Note : All Financial data of Satyam as per Indian GAAP stand alone unless mentioned otherwise

Satyam Computer Services Limited

investorLink

1

Financial Highlights - Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter ended June 30, 2003 (Q1) were approved in the Board meeting held on July 24, 2003.

- For Q1, the company's total income was Rs.570.35 crore (US$ 121.20 million) and a net profit of Rs.121.49 crore (US$ 25.82 million).

- The EPS for Q1 was Rs3.86 on par value of Rs.2 per share. The stated EPS figures are inclusive of a quarterly translation loss of Rs.0.34 on account of rupee appreciation against the US$.

Increase over same quarter of last year

		Q1(2003-04)	Q1(2002-03)	% increase
Total Income	(Rs. million)	5,703.50	4,714.81	20.97
	($ million)	121.20	96.30	25.85
Software Revenues	(Rs. million)	5,596.53	4,638.16	20.66
	($ million)	118.92	94.73	25.53
Net Profit	(Rs. million)	1,214.93	1,084.45	12.03
	($ million)	25.82	22.15	16.56
Operating Margins		29.02%	30.89%	

Increase over previous quarter

		Q1 (2003-04)	Q4 (2002-03)	% increase
Total Income	(Rs. million)	5,703.50	5,534.75	3.05
	($ million)	121.20	115.81	4.65
Software Revenues	(Rs. million)	5,596.53	5.384.35	3.94
	($ million)	118.92	112.67	5.55
Net Profit	(Rs. million)	1,214.93	1,157.90	4.93
	($ million)	25.82	24.23	6.55
Operating Margins		29.02%	29.57%	

Financial Highlights - US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended June 30, 2003 (Q1) were approved in the Board meeting held on July 24, 2003.

- Revenue for Q1 was US$ 121.55 million, a 14.38% increase from US$ 106.27 million in the corresponding quarter of financial year 2002-03.

- Revenue for Q1 was up 4.96% sequentially.

- Net income for Q1 was US$ 23.61 million, a 46.47% increase from US$ 16.12 million in the corresponding quarter of the financial year 2002-03.

The difference in the net income recorded for the quarter between Indian and US GAAP is explained by US$ 2.34 millon loss of subsidiaries and associated companies.

Satyam Computer Services Limited

Q1: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services	Rs.540-545 cr	Rs.559.65 cr
EPS	3.81-3.86	3.86

Business Outlook*

The company's outlook for the quarter ending September 30, 2003 is as follows:

Income from software services is expected to be between Rs.563 crore and Rs.568 crore and EPS for the quarter is expected to be between Rs.3.81 and Rs.3.86.

The company's outlook for the financial year ending March 31, 2004 is as follows:

For financial year 2003-04, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs.2,281 crore and Rs.2,320 crore, and the EPS for the fiscal is expected to be between Rs.15.65 and Rs.16.00.

* Outlook is based on an exchange rate of Rs.46/$

Business Highlights

New Customer Acquisitions

Satyam added 22 new customers in Q1.

Pre-eminent providers of investment banking and financial services in the United Kingdom and Australia were two significant customer additions.

The customer list in the media sector expanded with the inclusion of a **leading US based integrated media company** providing essential information and marketing services to the technology and healthcare industry.

Satyam's Insurance solutions emerged stronger during the quarter with the addition of new customers in the property & casualty insurance segment including the **US arm of one of the top four European insurers**. Satyam's healthcare provider and public health space presence got a boost with the addition of **a major European country's healthcare authority** while the payer segment witnessed the addition of a **Fortune 500 US healthcare company**.

In the retail space, Satyam has been entrusted the work of building an e-marketplace for **one of the largest booksellers in North America** and re-engineering of a core business application used across over 5000 stores of **one of the fastest growing discount store chains in the US**. Other additions include a **leading supermarket retailer in Singapore.**

The latest entries in the list of airline and surface transportation customers were **Oman Airways** and **a leading transportation company in North America respectively**.

In the Asia Pacific region, Satyam would be executing e-governance projects for an arm of the Government of Singapore and the Department of Commerce of a State Government in Australia**.** Satyam's GIS division is providing end to end consulting support for establishment of Geomatics Centre for an University defining centre objectives and drawing road map for implementation.

Satyam's Solutions - Giving Customers the competitive edge

Recognising the strength of Satyam in the Dealer Management area, it was awarded a large order by a **Fortune 100 OEM** to develop a parts and service application for its dealers across Europe. For a large **Fortune 500 Tier 1 automotive supplier**, Satyam has been retained to carry out embedded software and hardware development on some of their automotive sub-systems. In addition to this, simulation and modelling as well as safety and reliability studies will be carried out.

DuPont has selected Satyam for end to end SAP implementation for their Surfaces business unit where Satyam would be doing the complete programme management working directly with DuPont . This implementation would enhance their transaction efficiency with improved cost and profitability.

A global leader in consumer electronics has chosen Satyam to establish a center of excellence (CoE)for SAP BW support. Satyam was also involved in setting up and operating the Documentum CoE for the power system subsidiary of a global conglomerate.

For a leading global logistics company, Satyam has commenced work on the world wide roll out of Oracle Financials spanning 40 Countries

Satyam is given end-to-end responsibility to implement supply chain management solution for **a leading North American manufacturer of building materials**. This would enable them to standardize processes and performance measurements across the entire supply chain besides significant cost saving through inventory reduction and higher inventory turnover.

One of the leading steel makers in the world has selected Satyam to provide consulting and strategy for implementing a data warehousing project in one of their group companies.

A **global beverages company** has entrusted the task of supporting their software applications, spread across a spectrum of software technologies, to Satyam for enhancing productivity.

In an end-to-end engagement, Satyam designed and developed the business intelligence support of a **European telecom service provider**, which brought about improvement in its revenue forecast, network utilization and management of outstandings.

Satyam is providing the latest technology implementation and development support for the European contact centres of one of the **world's leading owners and operators of telecommunications and Internet infrastructure**, this has enabled the customer to meet Time-To-Market timelines for its services.

'Satyam World' - Customer Summit

Satyam held its first ever global customer summit, SatyamWorld, a three-day event (May 4-6, 2003) at the Hotel Del Coronado in San Diego, California. Over 80 Customers, Industry Analysts and thought leaders attended the summit. The event centered around the theme of "Business Fusion," celebrating the blending of technology, culture, and nature.

Delivering a powerful keynote address, the former US vice-president, Mr. Al Gore, spoke about the importance of global free trade in outsourcing which he said allowed companies to focus on what they were good at.

SatyamWorld represents our dedication to building 'Customer Intimacy' through the tenets of value creation, partnership and trust. This event helped us strengthen our position as one of the leading global IT players.



Nipuna Services Limited (BPO subsidiary)

Satyam and Nipuna have entered into an agreement with two global investors for an investment of US$ 20 million in Nipuna. On closure after approvals, this investment will further the company's plans for growth and development. The relationships will also allow Nipuna to access the global network of the new investors.

During the quarter, Nipuna added a new customer - Elsevier, a division of Reed Elsevier group, a world-leading publisher and information provider. For this customer, the pilot project to provide technical help desk services will commence shortly.

Nipuna is making significant progress in working with the various customers and growing these accounts beyond the pilot stage. Notable among these is the ramp up in the case of a large US insurance company.

Nipuna's team today is 164 strong and is working for five clients. The established process capability is being augmented by expansion of business development team and domain capabilities



Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associated Companies

Subsidiaries

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, earned revenue of US$ 0.26 million and a net profit of US$ 0.04 million in for the quarter ended June 30, 2003.

Satyam Computer Services (Shanghai) Company Limited, Satyam's 100% subsidiary in China, recorded a revenue of 1.02 million CNY (US$ 0.12 million) and a net loss of 0.23 million CNY (US$ 0.03 million) for the quarter ended June 30, 2003.

Nipuna Services Limited recorded a revenue of Rs.1.36 crore (US$ 0.29 million) and a net loss of Rs.3.26 crore (US$ 0.69 million) for Q1.

Joint ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded a revenue of Rs.0.71 crore (US$ 0.15 million) a net loss of Rs.0.43 crore (US$ 0.09 million) for Q1.

Satyam Venture Engineering Services, A joint venture between Satyam and Venture Corporation, USA recorded a revenue of Rs.11.91 crore (US$ 2.53 million) and a net profit of Rs.0.15 crore (US$ 0.03 million) for Q1.

Associated Company

Sify Limited's (Sify) revenue for Q1 at US$ 12.95 million was 49% higher than same quarter last year and 1% lower sequentially. Sify recorded a net loss of US$ 4.46 million due to significant planned onetime marketing expenditure. Cash burn during the quarter was US$ 1.57 million attributable substantially to investments made in technology infrastructure.

Cash balance at the end of the quarter was US$ 22.80 million.

Sify's current market capitalisation level of US$ 212 million compared to a low of US$ 25 million just three quarters ago reflects investors confidence in the company's turn around and prospects.

Award & Recognition

Satyam wins Account Performance Award

Satyam received the 2003 Account Performance Award by Strategic Account Management Association (SAMA) during it's annual conference in Orlando, Florida. SAMA is a global association with over 2,200 members and is the leading source of trends, metrics and best practice information on managing strategic customer relationships.

Satyam won the award for its customer relationship management using a partnering model with Caterpillar Inc., the world's largest manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The entire model is based on constantly improving and carefully monitoring processes that measure time-to-market, efficiency, quantified value, quality and overall cost-effectiveness.

Satyam - One of India's Best Managed Companies

Amongst the highest value creators in its category.

Satyam has been ranked among India's top 16 best-managed companies in a study conducted by Business Today and A.T.Kearney. The study surveyed 250 companies across nine industry verticals. A.T.Kearney used its proprietary value growth matrix methodology to carry out this study, which is based on the premise that companies exist to create value.

Of the 250 companies surveyed, 23 were short listed in the first phase. This was based on quantitative as well as qualitative criteria. In the second stage, a team of A.T. Kearney consultants met with senior leadership of the companies to understand the strategic decisions that enabled the company to remain a value- builder and selected the award winners.

Operational parameters for Q1, fiscal 2004

Analysis of Revenue Growth (in %)

Particulars	Q1 2004	Q4 2003	Q1 2003	FY 2003
Increase / (Decrease) in revenue in US$ terms	5.55	4.11	0.56	15.12
Increase / (Decrease) in revenue due to change in:				
- Volume (Hours billed)	6.24	4.29	4.10	22.79
- Billing rate	(0.68)	(0.18)	(3.54)	(7.66)
- US$ exchange rate	(1.62)	(1.01)	0.79	1.71
Increase / (Decrease) in revenue in Rupee terms	3.94	3.10	1.35	16.84

Utilisation / Loading rates (in %)

Particulars	Q1 2004	Q4 2003	Q1 2003	FY 2003
Onsite	95.99	97.50	94.68	97.12
Offshore	77.48	77.47	72.76	75.12
Domestic	78.75	71.08	68.86	76.33
Offshore with trainees	74.29	75.30	72.76	74.57

Break up of export revenue between offshore and onsite (%)

Location	Q1 2004	Q4 2003	Q1 2003	FY 2003
Onsite	54.91	54.32	50.62	53.11
Offshore	45.09	45.68	49.38	46.89
Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q1 2004	Q4 2003	Q1 2003	FY 2003
North America	77.13	78.20	76.89	76.89
Japan	1.71	2.78	2.20	2.42
Europe	12.91	10.94	12.37	12.41
Rest of the World	8.25	8.08	8.54	8.28
Total	100.00	100.00	100.00	100.00

Revenue Contribution (%)

Revenues from	Q12004	Q4 2003	Q1 2003	FY 2003
Top client	15.22	15.69	19.17	17.53
Top 5 clients	37.06	38.66	43.15	40.37
Top 10 clients	51.29	52.12	55.81	53.04

Revenue by technology (%)

Technology	Q1 2004	Q4 2003	Q1 2003	FY 2003
Software Design and Development	48.94	49.70	46.95	49.11
Software Maintenance	26.65	27.53	25.63	26.61
Packaged Software Implementation	23.18	21.36	21.54	21.33
Engineering Design Services	1.23	1.41	5.88	2.95
Total	100.00	100.00	100.00	100.00

Operational parameters for Q1, Fiscal 2004 (contd.)

Revenue by line of business (%)

Line of Business	Q1 2004	Q4 2003	Q1 2003	FY 2003
Banking & Finance	20.77	21.85	25.98	22.33
Insurance	13.66	14.18	15.54	14.77
Manufacturing	31.75	30.31	33.59	32.96
Telecommunication	10.79	10.19	8.14	9.95
Healthcare	6.65	6.18	1.43	3.49
Others	16.38	17.29	15.32	16.50
Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q1 2004	Q4 2003	Q1 2003	FY 2003
Time & Material	70.93	72.47	71.90	71.53
Fixed Bid	29.07	27.53	28.10	28.47
Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

Particulars	For the Quarter	
	Sequential	Year on Year
Onsite	(0.80)	(1.82)
Offshore	(0.43)	(1.08)
Domestic	(0.25)	(0.41)

Location-wise break up of employees

Particulars	Q1 2004	Q4 2003	Q1 2003
Onsite	2,655	2,386	1,834
Offshore	6,831	6,381	6,053
Domestic	351	264	101
Total Technical	**9,837**	**9,031**	**7,988**
Support	755	728	738
Total	**10,592**	**9,759**	**8,726**

Customer Information

Particulars	Q1 2004	Q4 2003	Q1 2003
New customers added	22	26	27
Number of active customers	289	286	267

Revenue from existing business and new business (%)

	Q1 2004	Q4 2003	Q1 2003
Existing business	91.10	88.43	84.56
New business	8.90	11.57	15.44
Total	100.00	100.00	100.00

About Satyam Computer Services Ltd.

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 10,500 highly skilled professionals in Satyam work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors.

Satyam's ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, USA, UK, Middle East, Singapore, Japan and Australia serve 289 global companies, of which over 80 are Fortune 500 corporations. The Satyam marketing network spans 45 countries across five continents.

For more information visit us at: www.satyam.com

Safe Harbor:

This publication contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading "Risk Factors" in our report on Form 20 F concerning the fiscal quarter ended March 31, 2003 furnished to the United States Securities Exchange Commission and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

Mayfair Centre, S.P. Road, Secunderabad 500 003. Ph: +91-40-27843222 Fax: +91-40-27840058. email: murti_t@satyam.com website: www.satyam.com